[Goodwin Procter LLP Letterhead]

                      February 13, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Jeffrey P. Riedler

  Re:
  Helicos BioSciences Corporation
  Registration Statement on Form S-3
  Filed January 22, 2009
  File No. 333-156885

Ladies and Gentlemen:

        This letter is being furnished on behalf of Helicos BioSciences Corporation (the "Company") in response to comments contained in the letter dated February 2, 2009 (the "Letter") from Jeffrey P. Riedler of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") to Ronald A. Lowy, Chief Executive Officer of the Company, with respect to the Company's Registration Statement on Form S-3 (File No. 333-156885) (the "Registration Statement") that was filed with the Commission on January 22, 2009. The Company is concurrently filing Amendment No. 1 to the Company's Registration Statement ("Amendment No. 1"), including the prospectus contained therein, which includes changes that principally reflect responses to the Staff's comments. The Company acknowledges that it must file audited financial statements for the fiscal year ending December 31, 2008 prior to the Registration Statement being declared effective by the Commission.

        The responses and supplementary information set forth below have been organized in the same manner in which the Commission's comments were organized, and, unless otherwise indicated, all page references in the Company's response are to Amendment No. 1 as marked. Copies of this letter are being sent under separate cover to Sebastian Gomez Abero of the Commission.

        For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has authorized this firm to respond to the Letter as follows:

General

Comment No. 1

        We note that you are registering the resale of up to 68,406,202 shares of common stock, including 25,652,333 shares of common stock issuable upon the exercise of warrants. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling stockholders, it appears that the offering may be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3 you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

  •
  the length of time the selling stockholders have held the shares;

  •
  the relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company;

  •
  any relationships among the selling stockholders; and

  •
  whether or not any of the selling stockholders is in the business of buying and selling securities.

Please include in this analysis your basis for determining that each affiliated selling stockholder is not an underwriter. Please provide a separate analysis for each affiliated selling stockholder.

Response to Comment No. 1

        On January 22, 2009, the Company filed the Registration Statement with the Commission to register for resale the securities sold in the Financing (as defined below). We believe that the facts and circumstances compel the conclusion that the offering by the selling stockholders pursuant to the Registration Statement is a "true" secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Background

        On December 19, 2008 the Company entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") with certain accredited investors to sell securities in an "at market" offering. Pursuant to the terms of the Securities Purchase Agreement, the Company sold 42,753,869 shares (the "Shares") of the Company's common stock, par value $0.001 per share (the "Common Stock"), and five-year warrants (the "Warrants") to purchase 25,652,333 shares of Common Stock as follows: (i) 13,793,107 shares of Common Stock (which includes 5,172,417 shares of Common Stock issuable upon exercise of the Warrants) to Atlas Venture and its affiliated funds (collectively, the "Atlas Entities"), (ii) 13,793,108 shares of Common Stock (which includes 5,172,418 shares of Common Stock issuable upon exercise of the Warrants) to Flagship Ventures and its affiliated funds (collectively, the "Flagship Entities"), (iii) 13,793,105 shares of Common Stock (which includes 5,172,415 shares of Common Stock issuable upon exercise of the Warrants) to Highland Capital and its affiliated funds (collectively, the "Highland Entities"), (iv) 13,793,105 shares of Common Stock (which includes 5,172,415 shares of Common Stock issuable upon exercise of the Warrants) to Versant Venture and its affiliated funds (collectively, the "Versant Entities"), (v) 2,758,620 shares of Common Stock (which includes 1,034,484 shares of Common Stock issuable upon exercise of the Warrants) to Stephens and its affiliated funds (collectively, the "Stephens Entities"), (vi) 367,816 shares of Common Stock (which includes 137,931 shares of Common Stock issuable upon exercise of the Warrants) to Stephen Quake ("Mr. Quake") and (vii) 10,107,339 shares of Common Stock (which includes 3,790,253 shares of Common Stock issuable upon exercise of the Warrants) to Vision Opportunity Master Fund, Ltd. ("Vision" and collectively with the Atlas Entities, Flagship Entities, Highland Entities, Versant Entities, Stephens Entities and Mr. Quake, the "Purchasers") in a private placement (the "Financing").

        The Shares and Warrants were sold as a unit, with each unit consisting of (i) one share of Common Stock and (ii) one Warrant to purchase 0.6 shares of Common Stock, for a purchase price of $0.435 per unit (which represented the closing bid price of $0.36 per share of Common Stock as reported on the NASDAQ Global Market on December 18, 2008 plus an additional $0.075 per Warrant). The Warrants are exercisable at an exercise price of $0.45 per share, which represents a 25% premium to the closing bid price of $0.36 per share at the time of the Financing.

        As described above, certain of the Purchasers are part of investment fund groups under common control. Other than those relationships, the Company is not aware of any other relationships between the Purchasers.

        The Shares and Warrants issued pursuant to the Securities Purchase Agreement were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act") and Regulation D promulgated thereunder. In the Securities Purchase Agreement, the Purchasers made extensive representations and warranties regarding their investment intent, including representations that they were purchasing their securities for their own accounts, for investment purposes and not for the purpose of effecting any distribution of the securities in violation of the Securities Act. In addition, each of the Purchasers represented that it had made its own independent decision to purchase securities in the Financing.

        The Company believes that the Purchasers are viewed in the capital markets as long term investors that do not engage in trading activities to which the Commission deems manipulative or otherwise illegal. Pursuant to the terms of the Securities Purchase Agreement, each of the Purchasers has agreed that it will not, and will not cause its trading affiliates to, engage, directly or indirectly, in any short sales involving the Company's securities for a period of three years following the closing of the Financing.

        The Purchasers engaged in an extensive due diligence exercise regarding the Company's business, intellectual property assets and management, including reviewing the Company's public filings with the Commission. Certain Purchasers held board positions at the time of the Financing or were otherwise granted observer rights in connection with the Financing. The Purchasers were granted limited participation rights in future offerings by the Company. All of these factors evidence a long term investment perspective rather than an immediate monetization objective inherent in "toxic" issuances.

        Importantly, four signification Purchasers—Atlas Venture, Flagship Ventures, Highland Capital and Versant Venture (the "Significant Purchasers")—have been the largest investors in the Company since December 2003. To the Company's knowledge, these Significant Purchasers have not sold any securities of the Company; rather, they have continued to acquire additional securities of the Company since their initial investments in the Company's Series A preferred stock in December 2003 through subsequent participation in the Company's Series B preferred stock financing in March 2006 and January 2007, the Company's initial public offering in May 2007, and in the recent Financing.

        The terms of the Financing do not include any price "re-sets", floating price conversion rights or other "toxic" features that have prompted the Staff's concerns regarding "Extreme Convertible" transactions. The purchase price per unit and the exercise price per share of Common Stock underlying the Warrants do not change as a result of any change in the market price of the Company's Common Stock nor as a result of any subsequent issuance of Common Stock at a price less than the applicable purchase price or exercise price. The only potential adjustment is to the exercise price of the Warrants in the event of a stock dividend, stock split, distribution, or similar action which affects all outstanding shares of Common Stock equally.

Rule 415 Analysis

        In 1983 the Commission adopted Rule 415 under the Securities Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:

          "(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:

            (1)   The registration statement pertains only to:

              (i)    Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;...[or]

              (x)   Securities registered (or qualified to be registered) on Form S—3 or Form F—3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary...."

Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.

        In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is "by or on behalf of the registrant" as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:

  "In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term 'at the market offering' means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price."

        As a result, if an offering which purports to be a secondary offering is characterized as an offering "by or on behalf of the registrant," Rule 415 is only available to register an "at the market offering" if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

        In the event that the offering registered by the Registration Statement is recharacterized as a primary offering on behalf of the Company, (i) the offering would have to be made on a fixed price basis (in other words, the Purchasers would not be able to sell their securities at prevailing market prices), (ii) the Purchasers would be deemed to be "underwriters" with respect to the offering (with the attendant liabilities under Section 11 of the Securities Act) and (iii) in accordance with the Staff's long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities.

        Because of the requirements of Rule 415, the Staff's interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of smaller public companies—like the Company—to raise capital and on the ability of a selling stockholder to effect the resale of its securities. Therefore, the Staff should only recharacterize a secondary offering as being on behalf of a registrant after careful and complete review of the relevant facts and circumstances.

        The Staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In its Compliance and Disclosure Interpretations (formerly known as the Telephone Interpretations Manual) (the "Disclosure Interpretations"), the Staff has set forth a detailed analysis of the relevant factors that should be examined. Interpretation D.29, which was recently confirmed by the Staff on January 26, 2009 in Interpretive Response 612.09 (the "Interpretation"), provides that:

  "It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 'public float' test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer." (emphasis added)

As the Interpretation indicates, the question is a "difficult" and "factual" one that involves an analysis of many factors and "all the circumstances."

        Each of the relevant factors listed in the Interpretation is discussed below in the context of the offering under the Registration Statement. In our view, based on a proper consideration of all of those factors, the Staff should conclude that the Registration Statement relates to a valid secondary offering and that all of the shares of Common Stock issuable in the Financing can be registered for sale on behalf of the Purchasers pursuant to Rule 415.

How Long the Selling Stockholders Have Held the Shares

        Presumably, the longer shares are held, the less likely it is that the selling stockholders are acting as a mere conduit for the Company. Here, the Purchasers have now held their shares for approximately 45 days as of the date of this letter (and could potentially hold their shares for 150 days before the Company is required to have an effective resale registration statement with respect to the securities sold in the Financing). This holding period is longer than the period required by the Staff for valid "PIPE" transactions.

        In the March 1999 Supplement to the Disclosure Interpretations, the Staff codified its "PIPEs" interpretation. Interpretation 3S (the "PIPEs Interpretation") provides in relevant part that:

  "In a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement....The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement."

        The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of between 45 and 150 days as indicated above must also be sufficient for a valid secondary offering.

        This concept comports with longstanding custom and practice in the PIPEs marketplace. In most PIPE transactions a registration statement is required to be filed shortly after closing (typically 30 days) and declared effective shortly thereafter (typically 90 days after closing). Many of these transactions have been reviewed by the Staff and the Staff, in its comments, has not indicated that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering. Indeed, such concerns would be inconsistent with the PIPEs Interpretation.

The Circumstances Under Which The Shares Were Received

        As described above, the securities covered by the Registration Statement became issuable in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(2) of the Securities Act and Regulation D promulgated thereunder. As noted above, the terms of the Warrants contain no "toxic" provisions or other terms that merit any special concerns by the Staff. Further, as described above, the Financing was provided by a number of investors, with the Significant Purchasers having been the largest investors in the Company since December 2003. All of the Purchasers purchased their securities for investment and specifically represented that they were not acquiring their securities with the purpose or intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations are false.

        In previous conversations with members of the Staff regarding the Staff's Rule 415 interpretation, it has become apparent that the Staff equates registration with an intent to distribute. However, this perspective is at odds with both market practices and the Staff's own previous interpretive positions, including the PIPEs Interpretation.

        There are a number of reasons why investors want shares registered other than to effect an immediate sale. Many private investment funds, including substantially all of the Purchasers, are required to mark their portfolios to market. If portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the Purchasers intend to dispose of their shares or to hold them for an indefinite period. In addition, many investors are fiduciaries of other people's money and have a common law duty to act prudently. It would be fundamentally irresponsible for those investors not to have their shares registered. Not registering the shares would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about the Company. Finally, registered shares of many issuers are eligible to be used as margin collateral under the Federal Reserve's margin regulations. Restricted securities are not "margin stock."

        The PIPEs Interpretation supports this view. If registration equates to an intent to distribute, then no PIPE transaction could ever occur because the mere fact of registration would negate an investor's representation of investment intent which would destroy any private placement exemption. However, the PIPEs Interpretation makes it clear that an investor can have a valid investment intent, even if the shares purchased are registered for resale at the time of closing.

        Furthermore, in the present circumstances it would be virtually impossible for the Purchasers to effect a distribution of the shares issuable to them in the Financing even if they wanted. There is no evidence that the Purchasers have any plan to act in concert with respect to their shares. Under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), such a plan would make the Purchasers a "group" under Section 13(d) of the Exchange Act. In similar circumstances, courts have found that investors who merely sign the same investment documents do not constitute a "group" for Section 13(d) purposes. See, e.g., Litzler v. CC Investments, 411 F.Supp. 2d 411 (S.D.N.Y. 2006) (investors participating in the same financing and signing the same investment documents prepared by one counsel are not a "group"). Accordingly, there does not appear to be any basis to impute to the Purchasers any intent to act in concert. To the contrary, as noted above, to the Company's knowledge the Significant Purchasers have not sold any of their securities; rather, they have continued to acquire additional securities of the Company, starting with their initial investments in the Company's Series A preferred stock in December 2003 and subsequent participation in the Company's Series B preferred stock financing in March 2006 and January 2007, the Company's initial public offering in May 2007, and in the recent Financing. These additional purchases by the Significant Purchasers, and the lack of any sales by them, clearly negates any inference that they intend to effect a distribution of the shares they purchased in the Financing and provides compelling support for the Company's argument that the Significant Purchasers, and the other Purchasers, have purchased their securities for investment and not with the intent to effect an illegal distribution of the securities purchased.

        In addition, the three-month average daily trading volume of the Common Stock as of February 4, 2009 was approximately 40,900 shares. If the holders of the shares covered by the Registration Statement attempted to liquidate their positions in the Common Stock in the open market it would take them approximately 1,675 trading days to do so, assuming no other person sold a single share of stock during that entire period. Assuming no holidays at all, that would equate to a period of more than 6 years. If they accounted for half of the daily trading volume, it would take them almost 13 years to sell their shares. The Purchasers would not have purchased their shares for the purpose of making a distribution if it would take them more than 6 years to do so based on the recent three-month average daily trading volume. The thin float in the Common Stock would render any attempt to distribute the shares impossible—the market for the Common Stock simply couldn't absorb that much stock. In this situation—as is the case with many PIPE transactions—the concept that the Purchasers have "freely tradable" shares is far more theoretical than real. For all practical purposes, the Purchasers are locked into their investments, regardless of whether their shares are registered.

        In addition, there is no evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission's own rules, a "distribution" requires special selling efforts. Rule 100(b) of Regulation M defines a "distribution" as:

  "an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods." (emphasis added)

        Accordingly, the mere size of a potential offering does not make a proposed sale a "distribution." Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here there is no evidence that any special selling efforts or selling methods have or would take place if all of the shares issuable in the Financing were registered. Again, it is not credible to assume that the Purchasers in the Financing will somehow band together to distribute their shares. To the Company's knowledge, no Purchaser has any agreements or understandings, directly or indirectly, with any person to distribute its shares of Common Stock, nor is there any evidence that any of the Purchasers have conducted any road shows or taken any other actions to condition or "prime" the market for their shares. To do so would violate the detailed representations made by them in the Securities Purchase Agreement.

The Relationship to the Company

Atlas Entities, Flagship Entities, Highland Entities, and Versant Entities

        As described above, the Significant Purchasers have been the largest investors in the Company since December 2003. Since that time, they have participated in multiple financings undertaken by the Company. As indicated above, to the Company's knowledge the Significant Purchasers have never sold shares of Common Stock or any of the other securities of the Company that they have acquired. Prior to the Company's initial public offering, each of the Significant Purchasers, as a holder of the Company's preferred stock, had the right to designate a member of the Company's Board of Directors. Since the Company's initial public offering in May 2007, at which time all of the outstanding preferred stock was converted to Common Stock, none of the Significant Purchasers has the right to designate a director; however, the board members designated by the Significant Purchasers prior to the initial public offering currently serve on the Board. Because of this potential access to material non-public information, the Company does not expect that the Significant Purchasers will be active in the market for the Company's stock unless they are confident that all material information regarding the Company has been made public. For the reasons described above, it is very unlikely that the Significant Purchasers intend to flip their shares once the Registration Statement is declared effective.

Stephens Entities, Mr. Quake and Vision

        Other than Stephens Investment Management LLC, which held 1,299,032 shares of Common Stock representing approximately 6% of the outstanding Common Stock immediately prior to the Financing, no other Purchasers in the Financing had a relationship with the Company prior to their investment in the Financing.

        In connection with the Financing, Vision was granted the right to designate one observer to attend all meetings of the Company's Board subject to certain limitations. Because of this potential access to material non-public information, the Company does not expect that Vision will be active in the market for the Company's stock unless it is confident that all material information regarding the Company has been made public.

        As indicated above, all of the Purchasers are long-term buy and hold investors who performed significant, fundamental due diligence on the Company prior to making their investment. Again, there is no basis for believing that the other Purchasers do not have the intention or ability to hold their shares for an indefinite period.

The Amount of Shares Involved

        At the outset, it is important to note that the amount of shares involved is only one factor cited in the Interpretation to be considered by the Staff in applying Rule 415. That concept has been reiterated by members of the Office of Chief Counsel. However, in practical application, it appears that the amount of shares being registered has become the only factor which is relevant to the Staff. This single focus on the number of shares is inconsistent with the Interpretation and the facts and circumstances recited above.

        As has been explained by the Office of Chief Counsel, several years ago the Staff became increasingly concerned about public resales of securities purchased in "toxic" transactions. The Staff believed that public investors did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the issuers involved. In many of these "toxic" transactions, an issuer would commit to issuing shares at a conversion price that floated in accordance with the market prices of the underlying common stock. When the deals were announced, the stock prices typically fell with the result that the issuer ended up issuing significant blocks of stock—in many cases well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.

        In order to combat the effects of these toxic transactions, the Office of Chief Counsel and the Staff began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their shares registered.

        It is our understanding that, in order to monitor these types of transactions, the Staff compares the number of shares an issuer sought to register with the number of shares outstanding and held by non-affiliates as disclosed in the issuer's Annual Report on Form 10-K. It is also our understanding that the Staff looks more closely at any situation where an offering involved more than approximately one-third of the public float. If an issuer sought to register more than one-third of its public float, the Staff examines the transaction to see if it implicated Staff concerns that a secondary offering might be a "disguised" primary offering for Rule 415 purposes. Based on previous discussions with the Office of Chief Counsel, the test was intended to be a mere screening test and was not intended to substitute for a complete analysis of the factors cited in the Interpretation. In partial response to criticism over the Staff's interpretive position, we understand that the Staff's focus shifted in late 2006 to "Extreme Convertible" transactions to avoid disrupting legitimate PIPE transactions. As described above, the terms of the Financing do not implicate any of the concerns leading to the focus on Extreme Convertible situations.

        The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. In order for the Staff to determine that the offering is really being made on behalf of the issuer, by definition the Staff must conclude that the selling stockholders are seeking to effect a distribution of the shares. However, if the Staff's concern is that a distribution is taking place, the number of shares being registered should be one of the less important factors in the Staff's analysis. An illegal distribution of shares can take place when the amount of shares involved is less than one-third. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of shares involved is relatively small in relation to the shares outstanding or the public float. As demonstrated above, when investors buy a large stake of a small public company, it is virtually impossible for them to exit the stock. Contrary to the Staff's viewpoint, the larger the investment, the harder it is for an investor to effect a distribution, especially in the case of a small public company with a limited trading market.

        Focusing solely on the number of shares being registered in relation to the shares outstanding or the public float has a disproportionate impact on smaller public companies—exactly those issuers who have very limited options to raise funds—and seems contrary to the Commission's public commitment to small business issuers, as evidenced by the recent actions to streamline small business capital raising (i.e. providing reporting and regulatory relief to smaller reporting companies and extending Form S-3 eligibility to issuers with market capitalizations under $75 million in certain circumstances).

        The Staff's focus on sheer numbers also ignores a fundamental aspect of these transactions: institutional investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In this case, the Purchasers evaluated an investment in the Company on the basis of the business purpose for the Financing and whether they believed the Company's proposed use of proceeds was rational and likely to produce above average investment returns. By focusing on the percentage of the public float or the percentage of the shares outstanding, the Staff unfairly penalizes smaller companies.

        Limiting the number of shares being registered doesn't effect any significant change in the circumstances of a proposed offering. If the Purchasers are acting as a mere conduit for the Company, cutting back on the number of shares being sold only makes it easier for them to accomplish their goal by cutting back on the number of shares they have to sell. It doesn't change the investment intent of the selling stockholders or the ability of the Purchasers to effect a distribution if, in fact, that was their intent.

        The Staff's focus on one-third of the public float contradicts its own interpretative positions. For example, Interpretation D.44 of the Disclosure Interpretations describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, that:

  "A controlling person of an issuer owns a 73% block. That person will sell the block in a registered 'at-the-market' equity offering. Rule 415(a)(4), which places certain limitations on 'at-the-market' equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."

        In addition, Interpretation H.20, regarding the use of Form S-3 to effect a secondary offering, provides:

  "A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers. The Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer's securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. However, if the percentage is too high, it must be examined on a case-by-case basis." (emphasis added)

        These interpretive positions make clear that the holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts—beyond the mere level of ownership—indicate that the affiliate is acting as a conduit for the issuer.

Whether the Purchasers are in the Business of Underwriting Securities

        None of the Purchasers are in the business of underwriting securities. As described above, the Purchasers are private investment funds (other than Mr. Quake, who is an individual accredited investor) that buy and sell portfolio securities for their own accounts. All of the Purchasers represented at the time of purchase that they were buying for their own accounts, for investment, and not with an intention to distribute in violation of the Securities Act. There is no allegation that those representations and warranties are untrue and no factual basis for any such allegation. To the Company's knowledge, none of the Purchasers have sold any Shares or Warrants since the closing of the Financing nor have any Purchasers exercised the Warrants. In addition, to the Company's knowledge, no Purchaser has any agreements or understandings, directly or indirectly, with any person to distribute its shares of Common Stock.

        The purchase price paid by the Purchasers in the Financing was $0.435 per unit, which represented the closing bid price of $0.36 per share of Common Stock as reported on the NASDAQ Global Market on December 18, 2008 plus an additional $0.075 per Warrant. The Purchasers did not receive a discount for the Shares and Warrants purchased in the Financing (i.e. the Financing was "at market") and the Purchasers will not receive a discount upon exercise of the Warrants. In fact, the exercise price of the Warrants is $0.45, which represents a twenty-five percent (25%) premium to the closing bid price at the time of the Financing. Accordingly, because there were no discounts, the selling stockholders were not compensated for their role in the offering under the Registration Statement and thus should not be construed as underwriters.

Whether Under All the Circumstances it Appears that the Purchasers are Acting as a Conduit for the Company

        The Staff has recognized that affiliates of an issuer are not necessarily conduits for the issuer. In the Staff's recent Disclosure Interpretations published on January 26, 2009, the Staff responded to Question 212.15 regarding whether affiliates of the issuer may rely on Rule 415(a)(1)(i) to register secondary offerings: The response states, in relevant part, that:

  "Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries."

        As the facts and analysis provided in this letter demonstrate, the Purchasers are not engaging in a distribution and are not acting as conduits for the Company. The Purchasers made fundamental decisions to invest in the Company, have held their securities for a period of time that exceeds the periods sanctioned in the Staff's PIPEs Interpretation, have represented their investment intent and disclaimed any intent to illegally distribute their shares and really have no alternative but to hold their shares for the long term, which is consistent with their investment strategy. There is no evidence to suggest that any of the Purchasers are acting in concert to effect a coordinated distribution of the shares. In addition, the Purchasers beneficially own so much Common Stock that it would be virtually impossible for them to distribute it even if that was their intention. The number of shares initially covered by the Registration Statement was reasonable in relation to other transactions that have been reviewed and signed off on by the Staff. None of the Purchasers are in the business of underwriting securities and all of the proceeds of the offering under the Registration Statement will be retained by the selling stockholders. In these circumstances we believe that the offering the Company seeks to register is a valid secondary offering and may proceed consistent with Rule 415.

Conclusion

        For all of the foregoing reasons, we believe that the facts and circumstances compel the conclusion that the offering by the selling stockholders pursuant to the registration statement on Form S-3 is a

"true" secondary offering eligible to be made on a shelf basis under Rule 415(a)(1)(i) and that the Company should be permitted to proceed with the registration of all of the shares issuable in the Financing. No potential violation of Rule 415 exists and, in these circumstances, there is no risk to the investing public if the Registration Statement is declared effective.

Selling Stockholders, page 20

Comment No. 2

        Please revise your selling stockholder table to clearly identify the number of shares beneficially owned by each selling stockholder prior to this public offering, which should include all shares offered in this public offering and all shares beneficially owned but not offered in this public offering. Also, please revise the selling stockholder table to clearly disclose the aggregate number of shares to be offered by each selling stockholder in this public offering.

Response to Comment No. 2

        The prospectus contained in Amendment No. 1 has been revised on page 22 in response to the Staff's comment.

Comment No. 3

        Please revise your selling stockholder table to identify the natural persons that have sole or shared voting or investment power over Vision Opportunity Master Fund, Ltd.

Response to Comment No. 3

        The prospectus contained in Amendment No. 1 has been revised on page 23 in response to the Staff's comment.

Signatures, page II-6

Comment No. 4

        Please revise your signature page to include the signature of your controller or principal accounting officer. If your principal financial officer or one of the other officers who signed the filing also serves as your controller or principal accounting officer, please revise the signature page to clarify that fact.

Response to Comment No. 4

        The prospectus contained in Amendment No. 1 has been revised on page II-6 in response to the Staff's comment.

* * *

        If you require additional information, please telephone the undersigned at (617) 570-1865 or Thomas Levato at (212) 459-7256.

                      Sincerely,

                      /s/ James A. Matarese

                      James A. Matarese

cc:
Ronald A. Lowy
        Helicos BioSciences Corporation
Mark C. Solakian
        Helicos BioSciences Corporation
Stuart M. Cable
        Goodwin Procter LLP